ADDENDUM

1 PARTIES

1.1   The parties to this agreement are -

1.1.1   Telkom SA Limited; and

1.1.2   Vodafone Group plc;

1.1.3   Rembrandt Group Limited

1.1.4   Vodafone Group (Proprietary) Limited;

1.1.5   Vodafone (Proprietary) Limited;

1.1.6   Vodac (Proprietary) Limited;

1.1.7   Vodafone Holdings (SA) (Proprietary) Limited.

1.2   The parties agree as set out below.

2 INTERPRETATION

2.1   In this agreement, unless inconsistent with or otherwise indicated by the context -

2.1.1   **"the/this agreement"** and **"the/this addendum"** means this document (JWD1 95258.1);

2.1.2   **"the parties"** means all the parties to this agreement;

2.1.3   **"the principal agreement"** means the agreement between the parties dated 29 March 1995 (ref JWD29338.1) relating inter alia to their relationship as shareholders in the holding company;

2.1.4   words and expressions defined in the principal agreement shall have the meanings assigned to those words and expressions in that agreement;

2.1.5   any reference to the singular includes the plural and vice versa;

2.1.6   any reference to natural persons includes legal persons and vice versa;

2.1.7   any reference to a gender includes the other genders.

2.2   The clause headings in this agreement have been inserted for convenience only and shall not be taken into account in its interpretation.

2.3   If any provision in a definition is a substantive provision conferring rights or imposing obligations on any party, effect shall be given to it as if it were a substantive clause in the body of the agreement, notwithstanding that it is only contained in the interpretation clause.

2.4   This agreement shall be governed by and construed and interpreted in accordance with the law of the Republic of South Africa.

2.5   This agreement forms an addendum to the principal agreement and shall be interpreted and construed only as part of that agreement and not independently of that agreement.

3 INTRODUCTION

3.1   The parties are parties to the principal agreement.

3.2   The parties have agreed to increase the number of directors of the holding company.

3.3   As a consequence it has become necessary to amend the terms of the principal agreement.

4 AMENDMENT

4.1   Clause 9.1 of the principal agreement is deleted and the following sub clause is substituted for it:

     "The holding company shall have 12 (twelve) directors of whom 4 (four) directors shall be directors nominated for appointment by Telkom, 3 (three) directors shall be directors nominated for appointment by Vodafone and 1 (one) director shall be a director nominated for appointment by Remgro on the basis of the shareholding of the shareholders in the holding company contemplated in this agreement."

4.2   Clause 9.10 of the principal agreement is deleted and the following subclause is substituted for it :

"No director shall be entitled to act on behalf of the holding company without the authority of a resolution of the directors or shareholders of the holding company."

4.3   Clause 15.1 of the principal agreement is amended by substituting the following words for the first two lines of the clause:

"The unanimous approval of the directors of the holding company nominated for appointment by the committed shareholders shall be required for -"

4.4   Clause 15.2 of the principal agreement is amended to read as follows:

"Should the directors referred to in 15.1 fail to reach unanimity on any matter submitted to them in terms of 15.1, any one of those directors shall be entitled to have the matter in question referred to the committed shareholders of the holding company for a decision and such matter shall thereupon be deemed to be a consensus matter to be dealt with according to the provisions contained in 13 and 14. The decision of the committed shareholders shall be deemed to be the decision of the holding company on the matter in question."

4.5   Clause 15.3 of the principal agreement is amended by substituting the following words for the first two lines of the clause:

"The approval of at least 6 (six) of the directors of the holding company nominated for appointment by the committed shareholders shall be required for -"

4.6   **INSERTION OF NEW CLAUSE**

A new clause 15.5 is inserted in the principal agreement reading as follows:

"At all meetings of the board of directors of the holding company other than those referred to in this clause, the majority required for passing a resolution of the directors shall be nine directors."

SIGNED at _Johannesburg_ on _31 March 1997_

AS WITNESS :

1. _Robert Bard_   For: TELKOM LIMITED

R. BANJ   _Ab Banj_
(Name of witness in block letters)   Duly authorised

SIGNED at _NEWBURY_ on _18 MARCH 1997_

AS WITNESS :

1. _____   For: VODAFONE GROUP PLC

J. HORN-SMITH
(Name of witness in block letters)   Duly authorised   _WITNESS_

SIGNED at _Stellenbosch_ on _8 April 1997_

AS WITNESS :

1. _CRuppersberg_   For: REMBRANDT GROUP LIMITED

/S/   /S/
(Name of witness in block letters)   Duly authorised

SIGNED at _____Sandton_____ on _____9 April 1997_____

AS WITNESS:

1. /S/   For: VODACOM GROUP (PROPRIETARY) LIMITED

/S/   /S/
(Name of witness in block letters)   Duly authorised

SIGNED at _____Sandton_____ on _____26 March 1997_____

AS WITNESS:

1. /S/ _____   For: <u>VODAC (PROPRIETARY) LIMITED</u>

    <u>/S/ _____</u>   <u>/S/ _____</u>
(Name of witness in block letters)   Duly authorised

SIGNED at _____<u>Amsterdam</u>_____   on _____<u>20 March 1997</u>_____

AS WITNESS:

1. /S/ _____   For: <u>VODAFONE HOLDINGS (SA)</u>
                                                                 <u>(PROPRIETARY) LIMITED</u>

    <u>/S/ _____</u>   <u>/S/ _____</u>
(Name of witness in block letters)   Duly authorised



WERKSMANS
ATTORNEYS

SECOND ADDENDUM TO SHAREHOLDERS' AGREEMENT

between

TELKOM SA LIMITED

VODAFONE AIRTOUCH plc (previously known as Vodafone Group plc)

REMBRANDT GROUP LIMITED

VODACOM GROUP (PROPRIETARY) LIMITED

VODACOM (PROPRIETARY) LIMITED

VODAC (PROPRIETARY) LIMITED

VODAFONE HOLDINGS (SA) (PROPRIETARY) LIMITED

REMBRANDT FINANSIËLE BELEGGINGS LIMITED

and

VAN RIJN BELEGGINGSKORPORASIE LIMITED

TABLE OF CONTENTS

WERKSMANS
ATTORNEYS

SECOND ADDENDUM TO SHAREHOLDERS AGREEMENT

between

TELKOM SA LIMITED

VODAFONE AIRTOUCH plc (previously known as Vodafone Group plc)

REMBRANDT GROUP LIMITED

VODACOM GROUP (PROPRIETARY) LIMITED

VODACOM (PROPRIETARY) LIMITED

VODAC (PROPRIETARY) LIMITED

VODAFONE HOLDINGS (SA) (PROPRIETARY) LIMITED

REMBRANDT FINANSIËLE BELEGGINGS LIMITED

and

VAN RIJN BELEGGINGSKORPORASIE LIMITED

1   INTERPRETATION

In this addendum, clause headings are for convenience and shall not be used in its interpretation and, unless the context clearly indicates a contrary intention, -

1.1   an expression which denotes -

1.1.1   any gender includes the other genders;

1.1.2   a natural person includes an artificial or juristic person and vice versa;

1.1.3 the singular includes the plural and vice versa;

1.2 the following expressions shall bear the meanings assigned to them below and cognate expressions bear corresponding meanings -

1.2.1 "the/this addendum" means the second addendum to the shareholders' agreement as set out herein;

1.2.2 "the parties" means all the parties to this addendum;

1.2.3 "the parties to the shareholders' agreement" means Telkom, Vodafone Group, Remgro, the holding company, the network operator, the service provider and Vodafone;

1.2.4 "the shareholders' agreement" means the written shareholders' agreement concluded between the parties dated 29 March 1995, as amended by the first addendum to the shareholders' agreement dated 9 April 1997;

1.3 where any term is defined within a particular clause other than this 1, that term shall bear the meaning ascribed to it in that clause wherever it is used in this addendum;

1.4 all expressions defined in the shareholders' agreement shell bear the meaning in this agreement as is assigned to such expressions in the shareholders' agreement.

2 BACKGROUND

2.1 The parties to the shareholders' agreement concluded the shareholders' agreement, which agreement, inter alia, governs the management structure of the holding company and the subsidiary companies. Rembrandt Finansiële Beleggings Limited ("RPB") and Van Rijn Beleggingskorporasie Limited ("Van Rijn") agreed to regard themselves as being bound to the shareholders' agreement as if they were parties to the shareholders' agreement in terms of a written

2

WERKSMANS
ATTORNEYS

agreement entered into by them with the other parties (excluding Vodafone) dated 29 March 1995.

2.2 The parties to the shareholders' agreement have agreed to change the management structure of the holding company and the subsidiary companies, as a consequence of which it has become necessary to amend the provisions of the shareholders' agreement.

2.3 The parties to the shareholders' agreement now wish to amend the provisions of the shareholders' agreement in writing as set out in this addendum. RFB and Van Rijn agree to regard themselves as being bound to the shareholders' agreement as so amended as if they were parties to the shareholders' agreement.

2.4 For the sake of clarity, the committed shareholders record that it is not their intention to manage the business of the joint venture companies in their capacity as shareholders in the holding company.

3 AMENDMENT OF SHAREHOLDERS' AGREEMENT

In accordance with the provisions of clause 31 of the shareholders' agreement, the parties hereby amend the provisions of the shareholders' agreement by -

3.1 inserting the following new clauses after the existing clause 2.1.44 thereof -

"2.1.45 "the holding company board" means the board of directors of the holding company from time to time;

2.1.46 "the directing committee" means the directing committee of the holding company board established in terms of 9.14;

2.1.47 "subsidiary board" in respect of any subsidiary company, means the board of directors of that subsidiary company from time to time;"

3.2 inserting the following new clauses after the existing clause 5.6 thereof -

WERKSMANS
ATTORNEYS

"5.7   The company secretary of the holding company shall also be the company secretary of each subsidiary company, shall act as the secretary of all organs of the holding company and each subsidiary company (specifically including but not limited to the directing committee) and shall be such person as the directing committee may appoint pursuant to a nomination by the chairman of the holding company, provided that such company secretary shall not serve in any other capacity in the holding company or any subsidiary company and shall be a person independent of and not associated with any of the committed shareholders.

5.8   The company secretary appointed pursuant to 5.7 shall -

5.8.1   be supervised by the chairman of the holding company and shall report, as and when necessary, to the chairman of each joint venture company concerned;

5.8.2   be and act independently from the management of the holding company and of each subsidiary company and such management shall not have any control over the company secretary;

5.8.3   dedicate himself as and when necessary to the business of the joint venture companies in respect of his secretarial functions and duties and not interfere in the management or affairs of the joint venture companies without the prior specific written authority of the directing committee;

5.8.4   have an office at the holding company's principal place of business;

5.8.5   be removed only by the directing committee; and

5.8.6   furnish a written report to the holding company board at the time of every meeting of the holding company board (except

WERKSMANS
ATTORNEYS

extraordinary meetings) and furnish a written report to each subsidiary board at the time of every meeting of such subsidiary board (except extraordinary meetings), reporting on all relevant matters dealt with by him."

3.3 deleting the existing clause 9.1 thereof and substituting for it the following -

"9.1 The holding company shell have not fewer than twelve directors of whom -

9.1.1 four directors shall be directors appointed by Telkom on notice to the holding company;

9.1.2 three directors shall be directors appointed by Vodafone on notice to the holding company;

9.1.3 one director shall be a director appointed by Remgro on notice to the holding company: and

9.1.4 the remaining four directors shall be directors appointed by the committed shareholders, the current appointees being Messrs Knott-Craig, Crouse, Mthembu and Victor.

Telkom, Vodafone and Remgro shall respectively be entitled to remove any director appointed by it in terms of 9.1.1, 9.1,2 or 9.1.3, as the case may be, and to replace any such director who is so removed or who ceases for any other reason to be a director of the holding company."

3.4 deleting the existing clause 9.10 thereof and substituting for it the following -

"9.10 No director shall be entitled to act on behalf of the holding company without the authority of a resolution of the directing committee or of the shareholders of the holding company, as may be required in terms of this agreement."

3.5   deleting the existing clause 9.13 thereof and substituting for it the following -

"9.13   Subject to the provisions of this agreement that requires the consent or approval of some or all of the shareholders and subject to the provisions of the Act -

9.13.1   the holding company board shall have final and ultimate authority to manage the holding company; and

9.13.2   all authority and power to act for and on behalf of the holding company shall vest in the holding company board and may be delegated, withheld or withdrawn by the holding company board in its sole discretion.

All persons employed by the holding company and all committees and sub-committees, whether formal or informal, of the holding company shall be subordinate and responsible to the holding company board."

3.6   inserting the following new clauses after clause 9.13 thereof -

"9.14   The holding company board shall establish from its own ranks and maintain at all times, and the committed shareholders shall procure that the holding company board shall so establish and maintain, a directing committee consisting only of the directors nominated for appointment by the committed shareholders pursuant to 9.1 or 9.2, as the case may be.

9.15   The holding company board shall, and the committed shareholders shall procure that the holding company board shall, irrevocably and exclusively delegate to the directing committee all powers, functions and authority of the holding company board to act for and on behalf of the holding company. The directing committee shall, in turn, be entitled to sub-delegate any of the powers, functions and/or authority so delegated to it to any entity, person, fluctuating body or committee of persons (whether nominated directly or indirectly by the directing committee or not) as it may deem fit for such purposes and with such powers, functions, authorities and discretions not exceeding those vested in or exercisable by the directing committee and for such period and on such terms and conditions as it may think fit.

9.16   The power, function and authority that shall exclusively and irrevocably be granted by the holding company board to the directing committee shall not be revoked, withdrawn or modified by the holding company, the holding company board or the committed shareholders in any way whatsoever without the prior written consent of the committed shareholders. To the extent necessary or desirable -

9.16.1   the shareholders shall procure that their appointees to the holding company board shall vote in favour of any resolution proposed at any meeting of the holding company board that may be necessary to ratify any decision of the directing committee made within its authority; and

9.16.2   the committed shareholders, the holding company and all other parties to this agreement shall use and exercise all powers and authority vested in them (including, but not limited to, exercising all voting rights in respect of shares in the holding company) so as to preserve the irrevocable delegation referred to above and so as to ensure that effect is given to and the holding company and the holding company board comply with the provisions of this clause 9 at all times.

9.17   The activities and proceedings of the directing committee shall be governed mutatis mutandis by the provisions of 9.4 to 9.9 (inclusive) and 9.11 and by the relevant provisions of the articles of association of the holding company. The chairman of the holding company board shall be the chairman of the directing committee. Such chairman shall not have a second or casting vote.

9.18   Subject to the other provisions of this agreement (and in particular, without limiting the generality of the aforegoing, subject to the provisions of 15.1 and 15.3), the directing committee shall act upon the vote of the majority of its members.

9.19   Any decision or actions made or taken by the directing committee under the authority delegated to it may not be countermanded, amended or supplemented by the holding company, the holding company board or the committed shareholders otherwise than in accordance with the provisions of this agreement.

9.20   All directors to be appointed to the boards of directors of the network operator, the service provider and the other subsidiary companies and all directors to be appointed to the board of directors of any other company or other corporate entity by any of the joint venture companies shall be appointed only by the directing committee on the following basis -

9.20.1   forthwith upon any vacancy arising in any subsidiary board or other board referred to above, the chief executive officer of the holding company shall notify the directing committee thereof in writing, and shall be entitled, in such notification to the directing committee, to propose a replacement to be appointed to the relevant subsidiary board or other board referred to above;

9.20.2   the directing committee shall, at the next meeting of the directing committee after such notification, consider the replacement proposed by the chief executive officer of the holding company in terms of 9.20.1 (if any) and whereupon the directing committee may -

WERKSMANS
ATTORNEYS

9.20.2.1 accept and approve the replacement so proposed, whereupon it shall proceed to appoint the replacement so proposed to the relevant subsidiary board or other board referred to above; or

9.20.2.2 fail to approve the replacement so proposed and, by doing so, shall be deemed to have requested the chief executive officer of the holding company to propose another replacement whereupon the procedure described in 9.20.1 and the preceding provisions of this clause 9.20.2 shall again apply mutatis mutandis;

9.20.3 the chief executive officer of the holding company shall be entitled, on notice to the holding company and each relevant subsidiary company, to nominate the chairman of each of the companies or entities referred to in 9.20 from the directors so appointed to the board of directors of that company or entity (it being recorded for the avoidance of doubt that such chief executive officer shall be entitled to nominate himself).

9.21 The company secretary of the holding company shall annually, by no later than a date one month prior to each financial year-end of the holding company, notify the directing committee, in writing, of the identity of all directors then serving on each subsidiary board and other boards referred to in 9.20. The directing committee shall, at the next meeting of the directing committee after such notification, consider the members and constitution of each of the subsidiary boards and other boards referred to above as notified by the company secretary of the holding company and shall, subject to the provisions of this agreement that require the consent or approval of some or all of the shareholders or directors and subject to the provisions of the Act, be entitled to require any director of any subsidiary board or other board referred to above to resign and to be replaced with another director appointed mutatis mutandis in terms of the procedure envisaged in 9.20. Should the directing committee so require any director to resign, the committed shareholders and all other parties to this agreement shall, subject to any contrary provisions contained in this agreement, procure, by using and exercising all powers and authority vested in them (including, but not limited to, exercising all voting rights in respect of shares in the holding company) so as to ensure that the relevant director resigns his post or is removed from his post at the relevant subsidiary board or other board referred to above without any liability. The parties confirm that the current directors serving on each subsidiary board and other boards referred to in 9.20 have been duly appointed for purposes of this clause 9.21.

9.22   Each of the committed shareholders shall be entitled, on written notice to the holding company and to each relevant subsidiary company, to nominate and appoint one non-conflicted observer to attend all meetings of the relevant subsidiary board. Each such observer shall not serve as a director on the relevant subsidiary board. For purposes of this clause 9.22, a non-conflicted observer shall mean someone who is not involved, whether directly or indirectly, in any activity which may be regarded as being in competition with the business or interests of the joint venture companies.

9.23   As far as is practically possible, all meetings of the directing committee, the holding company board and the committed shareholders shall be held in the following order -

9.23.1   the committed shareholders shall meet prior to any meeting of the directing committee and/or the holding company board in order to consider the exercise of votes with regards to any matter as may be appropriate. The provisions of 14 shall apply to each such meeting;

9.23.2   forthwith after the meeting referred to in 9.23.1, the directing committee shall meet in order to consider any matter within its power and authority as may be appropriate;

9.23.3   forthwith after the meeting referred to in 9.23.2, the holding company board shall meet in order to consider any matter within its power and authority as may be appropriate; and

9.23.4   to the extent required under this agreement, forthwith after the meeting referred to in 9.23.3, the committed shareholders shall meet in order to consider any matter referred to them in any of the meetings referred to in 9.23.2 and/or 9.23.3. The provisions of 14 shall apply to each such meeting mutatis mutandis."

3.7   amending the existing clause 13.1.6 thereof to read as follows -

"a joint venture company to appoint or remove its chief executive officer;"

3.8   inserting the following new clauses after the existing clause 13.1.7 thereof -

"13.1.8   the removal or appointment of any director of the holding company board not serving on the directing committee; and

13.1.9   the appointment and removal of the chairman of each subsidiary board and the chief executive officer of each subsidiary company."

3.9   amending the first two lines of the existing clause 15.1 thereof to read as follows -

"The unanimous approval of the directors appointed to the directing committee shall be required for -".

3.10   inserting the following new clause after the existing clause 15.1.4 thereof -

"15.1.5   the appointment of the company secretary of the joint venture companies pursuant to 5.7."

WERKSMANS
ATTORNEYS

3.11   amending the first two lines of the existing clause 15.3 thereof to read as follows -

"The approval of at least six of the directors appointed to the directing committee shall be required for -"

4   AMENDMENT OF ARTICLES OF ASSOCIATION OF HOLDING COMPANY

The committed shareholders shall, as soon as reasonably possible after the date on which this addendum has been signed by the party signing last in time, procure the amendment of the articles of association of the holding company by adopting the special resolutions set out in annexure 1.

5   HOLDING COMPANY BOARD RESOLUTIONS

The committed shareholders shall, as soon as reasonably possible after the date on which the special resolutions referred to in 4 have been registered by the Registrar of Companies in Pretoria, procure that their appointees to the holding company board shall vote in favour of the holding company board resolutions set out in annexure 2 and the committed shareholders shall use and exercise all powers and authority vested in them (including, but not limited to, exercising all voting rights in respect of shares in the holding company) so as to ensure that such resolutions are adopted by the holding company board.

6   DIRECTING COMMITTEE RESOLUTIONS

The committed shareholders shall, on or as soon as reasonably possible after the date on which the resolutions referred to in 5 are adopted by the holding company board, procure that their appointees to the directing committee shall vote in favour of the directing committee resolutions set out in annexure 3 and the committed shareholders shall use and exercise all powers and authority vested in them (including, but not limited to, exercising all voting rights in respect of shares in the holding company) so as to ensure that such resolutions are adopted by the directing committee.

7 GENERAL

7.1   This addendum read with its appendices constitutes the sole record of the agreement between the parties in regard to the subject matter hereof.

7.2   No party shall be bound by any representation, warranty, undertaking, promise or the like not recorded in this addendum.

7.3   No addition to, variation or consensual cancellation of this addendum shall be of any force or effect unless done in writing and signed by or on behalf of all the parties.

7.4   Any indulgence which any party may show to any other in terms of or pursuant to the provisions contained in this addendum shall not constitute a waiver of any of the rights of the party which granted such indulgence.

7.5   This addendum shall be governed by and construed and interpreted in accordance with the laws of the Republic of South Africa, provided that in the event of a conflict between or inconsistency in the laws applicable in the various provinces of the Republic of South Africa, the law as applied and interpreted in the province of Gauteng will prevail.

WERKSMANS
ATTORNEYS

Signed at	Midrand		on	11 November	1999

for Telkom SA Limited

/S/
_____
who warrants that he is duly authorised
hereto

Signed at	Midrand		on	11 November	1999

for Vodafone AirTouch plc

/S/
_____
who warrants that he is duly authorised
hereto

Signed at	Midrand		on	11 November	1999

for Rembrandt Group Limited

/S/
_____
who warrants that he is duly authorised
hereto

Signed at	Midrand		on	11 November	1999

for Vodacom Group (Proprietary) Limited

/S/
_____
who warrants that he is duly authorised
hereto

Signed at	Midrand		on	11 November	1999

for Vodacom (Proprietary) Limited

/S/
_____
who warrants that he is duly authorised
hereto

Signed at	Midrand	on	11 November	1999

for   Vodac (Proprietary) Limited

/S/
_____
who warrants that he is duly authorised
hereto

Signed at	Midrand	on	11 November	1999

for   Vodafone Holdings (SA)
(Proprietary) Limited

/S/
_____
who warrants that he is duly authorised
hereto

Signed at	Midrand	on	11 November	1999

for   Rembrandt Finansiële Beleggings
Limited

/S/
_____
who warrants that he is duly authorised
hereto

Signed at	Midrand	on	11 November	1999

for   Van Rijn Beleggingskorporasie Limited

/S/
_____
who warrants that he is duly authorised
hereto

Vodacom Group (Proprietary) Limited

(Registration number 93/05461/07)

("the company")

SPECIAL RESOLUTION

RESOLVED THAT, in terms of Section 62 of the Companies Act, 1973, as amended, the articles of association of the company be and is hereby amended by -

1   replacing the existing article 53.1 with the following -

"53.1   Until the company in general meeting resolves otherwise, the number of directors shall not be fewer than twelve."

2   replacing the existing articles 65 and 66 with the following -

"65.1   The company shall have not fewer than twelve directors of whom -

65.1.1   four directors shall be directors appointed by Telkom SA Limited ("Telkom") on notice to the company;

65.1 .2   three directors shall be directors appointed by Vodafone Holdings (SA) (Proprietary) Limited ("Vodafone") on notice to the company;

65.1.3   one director shall be a director appointed by Rembrandt Group Limited ("Remgro") on notice to the company; and

65.1.4   the remaining four directors shall be directors appointed by Telkom, Vodafone and Remgro in terms of the shareholders' agreement concluded between them and the company in relation to the company.

WERKSMANS
ATTORNEYS

Telkom, Vodafone and Rerngro shall respectively be entitled to remove any director appointed by it in terms of 65.1.1, 65.1.2 or 65.1.3, as the case may be, and to replace any such director who is so removed or who ceases for any other reason to be a director of the holding company.

65.2   Subject to the appointments contemplated in 65.1 which do not require the approval of the company in general meeting no person shall be eligible for election to the office of a director at any general meeting, unless -

65.2.1   not more than fourteen, but at least seven clear days before the day appointed for the meeting, there shall have been delivered at the office of the company a notice in writing by a member duly qualified to be present and vote at the meeting for which such notice is given;

65.2.2   such notice sets out the member's intention to propose a specific person for election as one such director; and

65.2.3   notice in writing by the proposed person of his willingness to be elected is attached thereto.

66.1   Should the shareholding of Telkom, Vodafone and Remgro in the company change after the date on which article 65 has been amended, the appointment of directors to the board of directors of the company shall be dealt with on the basis that a shareholder who holds -

66.1.1   10% or more but not more than 20% of the issued shares of the company, shall be entitled on notice to the company to appoint one director;

WERKSMANS
ATTORNEYS

66.1.2   more than 20% but not more than 30% of the issued shares of the company, shall be entitled on notice to the company to appoint two directors;

66.1.3   more than 30% but not more than 40% of the issued shares of the company, shall be entitled on notice to the company to appoint three directors;

66.1.4   more than 40% but not more than 50% of the issued share of the company, shall be entitled on notice to the company to appoint four directors; and

66.1.5   more than 50% of the issued shares of the company, shall be entitled on notice to the company to appoint five directors,

to the board of directors of the company, to remove any director so appointed by it and to replace any such director who is so removed or who ceases for any other reason to be a director of the company.

66.2   if the total number of issued shares in the company are increased pursuant to the establishment of a share incentive or similar scheme or pursuant to the listing of the shares in the company on the Johannesburg Stock Exchange, such additional shares shall be disregarded for the purposes of determining the entitlement to nominate directors as described in 66.1."

3   replacing the existing articles 67.1 and 67.2 with the following -

"67.1   Subject to the provisions of any shareholders' agreement concluded between the members and the company in relation to the company and to the provisions of the Act, which reserve certain acts to the company in general meeting -

67.1.1	the directors shall have final and ultimate authority to manage the company; and
67.1.2	all authority and power to act for and on behalf of the company shall rest in the directors and may be delegated, withheld or withdrawn by the directors in their sole discretion.
67.2	All persons employed by the company and all committees and sub-committees, whether formal or informal, of the company shall be subordinate and responsible to the directors. Without limiting the generality of the aforegoing or the generality of article 72.4, the directors shall irrevocably delegate to the directing committee established in terms of article 72.3 the powers, functions and responsibilities as set forth below."

4	inserting the following new articles 72.3, 72.4 and 72.5 after the existing article 72.2 -
"72.3	The directors shall establish from their own ranks and maintain at all times, and the members shall procure that the directors shall so establish and maintain, a directing committee consisting only of the directors nominated for appointment by Telkom, Vodafone and Remgro pursuant to articles 65.1.1, 65.1.2 and 65.1.3 or, in circumstances where article 66.1 applies, then in terms of article 66.1, as the case may be.
72.4	The directors shall, and the members shall procure that the directors shall, irrevocably and exclusively delegate to the directing committee all powers, functions and authority of the directors to act for and on behalf of the company.

WERKSMANS
ATTORNEYS

72.5   Notwithstanding anything in these articles to the contrary and unless specifically so authorised by the members in general meeting, the directing committee established by the directors in terms of article 72.3 shall not thereafter be disbanded by the directors and the powers, functions and authority conferred on the directing committee shall not be revoked, withdrawn or modified by the company, the directors or the members in any way whatsoever otherwise than in strict accordance with the shareholders' agreement concluded between the members and the company in relation to the company. Any decisions or actions made or taken by the directing committee under that authority shall not be countermanded, amended or supplemented by the company, the directors or the members otherwise than in accordance with the provisions of such shareholders' agreement.

72.6   The directing committee shall be entitled to sub-delegate any of the powers, functions and/or authority delegated to it to any entity, person, fluctuating body or committee of persons (whether nominated directly or indirectly by the directing committee or not) as it may deem fit for such purposes and with such powers, functions, authorities and discretions not exceeding those vested in or exercisable by the directing committee and for such period and on such terms and conditions as it may think fit."

RESOLUTIONS OF THE BOARD OF DIRECTORS OF VODACOM GROUP (PROPRIETARY) LIMITED

We, the persons whose names appear below and who have signed this document, or other documents in the same form, are directors of Vodacom Group (Proprietary) Limited ("the company") and we hereby unanimously resolve that the following resolutions are passed as written resolutions in accordance with the articles of association of the company and agree that they shall be as valid and effective as if they had been passed at a meeting of the board of directors of the company duly convened and held.

It is accordingly resolved that, in terms of the powers vested in the board of directors of the company by the articles of association of the company, and in accordance with the shareholders' agreement concluded between the members of the company and the company relating to the company, a directing committee be and is hereby established with effect from the date on which the last director appended his signature to this document as follows -

1   the directing committee shall consist only of the directors nominated for appointment by Telkom SA Limited, Vodafone Holdings (SA) (Proprietary) Limited and Rembrandt Group Limited pursuant to articles 65.1.1, 65.1.2 and 65.1.3 or, in circumstances where article 66.1 applies, then in terms of article 66.1, as the case may be, of the articles of association of the company;

2   Dr H. Gajjar shall be the first chairman of the directing committee;

3   the directing committee shall have, and we accordingly hereby irrevocably and exclusively delegate to it, all powers, functions and authority of the board of directors of the company to act for and on behalf of the company;

4   the directing committee established in terms of these resolutions shall not hereafter be disbanded and the powers, functions and authority conferred on the directing committee pursuant to these resolutions may not and shall not be revoked, withdrawn or modified in any way whatsoever nor shall or may any

decisions or actions made or taken by the directing committee under such authority be countermanded, amended or supplemented by the board of directors of the company otherwise than in accordance with the provisions of the shareholders' agreement referred to above and the articles of association of the company. It is furthermore resolved that the company and the board of directors of the company shall at all times comply with the foregoing.

"E" being a copy of certain loan agreement between Vodacom Group (Proprietary) Limited and Vodacom (Proprietary) Limited dated 29 March 1995; and

"F" being a copy of certain loan agreement between Vodacom Group (Proprietary) Limited and Vodac (Proprietary) Limited dated 29 March 1995,

are true and faithful copies of the originals thereof and agree therewith in every respect.

DATED at JOHANNESBURG on this 17th day of MAY 1995



NOTARY
F A VAN HOOGSTRATEN



I N D E X

A G R E E M E N T

AGREEMENT

1   PARTIES

1.1   The parties to this agreement are -

1.1.1   Telkom SA Limited; and

1.1.2   Vodafone Group plc;

1.1.3   Rembrandt Group Limited;

1.1.4   Vodacom Group (Proprietary) Limited;

1.1.5   Vodacom (Proprietary) Limited;

1.1.6   Vodac (Proprietary) Limited;

1.1.7   Vodafone Holdings (SA) (Proprietary) Limited.

1.2   The parties agree as set out below.

PART I - INTRODUCTORY

2   INTERPRETATION

2.1   In this agreement, unless inconsistent with or otherwise indicated by the context -

2.1.1   "**the Act** " means the Companies Act, 1973, as amended;

2.1.2   "**the/this agreement**" means this document;

2.1.3   "**associated company**" means, in relation to the companies in a group, a company in respect of which the person exercising ultimate control of the group (together with the other companies in the group) is entitled to exercise -

2.1.3.1   more than 25% (twenty five per centum) of the voting power; and

2.1.3.2   a material influence over financial and trading policies;

2.1.4   "**business plan**" means a business plan prepared in terms of 12 of this agreement;

2.1.5   "**committed shareholder**" means any shareholder of the holding company who holds 10% (ten per centum) or more of the issued shares of the holding company and who is bound by the terms of this agreement;

2.1.6   "**the C450 system**" means the analogue mobile telecommunications system acquired from Telkom and operated by the network operator;

2.1.7   "**the commencement date**" means 31 March 1993;

2.1.8   "**competitive business**" means -

2.1.8.1   any business which involves a cellular system primarily aimed at the provision of mobile telephony services (where "mobile" means the ability to move from one cell to another cell as provided for in a cellular mobile network) which is the same as or similar to the business of any of the joint venture companies as described in 7;

2.1.8.2   any business which involves the operation of a telecommunications system which is the same as or similar in nature to the C450 system;

2.1.8.3   the business of a cellular mobile telephone system service provider; and

2.1.8.4   any other business which is the same as or similar to the business conducted by the joint venture companies as agreed in terms of 7,

which competes with such business of any of the joint venture companies;

2.1.9   "**consensus matters**" means the matters described in 13 as requiring the assent of the committed shareholders;

2.1.10 "**the consolidated shareholders' funds of a joint venture company**" means at any time the goal of the ordinary share capital, shareholders' loans, the share premium account, any non-distributable reserves, any distributable reserves and any retained income of the joint venture, company, computed in accordance with generally accepted accounting practice, and as reflected in the joint venture company's most recent audited balance sheet or, if it can be proved to be different by way of a certificate of the joint venture company's auditors, based on the totals of the abovementioned amounts, the consolidated shareholders' funds of the joint venture company as so certified by the joint venture company's auditors;

2.1.11 "**control**" of a company includes, without limiting the generality of the term -

2.1.11.1 the beneficial ownership of the majority of the issued equity shares of the company; or

2.1.11.2 the beneficial ownership of issued shares of the company entitling the beneficial owner thereof, directly or indirectly, to exercise a majority of the votes attaching to all the issued shares of the company; or

2.1.11.3 the beneficial ownership of issued shares of the company entitling the beneficial owner thereof to exercise less than a majority of the votes attaching to all the issued shares of the company, where such voting power is sufficiently dominant relative to the spread of other shareholders that it does constitute de facto control of the company; or

2.1.11.4 the right, through shareholding or otherwise, to control the composition of the board of directors of the company and, without prejudice to the generality of the aforegoing, the composition of such board shall be deemed to be so controlled if the person or company holding the right may by the exercise of some power, directly or indirectly, appoint or remove the majority of the directors; or

2.1.11.5   the right to control the management of the company;

2.1.12   "**control of an entity**" means the ability to exercise -

2.1.12.1   more than 25% (twenty five per centum) of the voting power or;

2.1.12.2   a material influence over financial and trading policies of; or

2.1.12.3   control as defined in 2.1.11 of,

the entity concerned;

2.1.13   "**dispose**" means sell, transfer, exchange, dispose of or otherwise alienate, and cognate expressions shall have a corresponding meaning;

2.1.14   "**entity**" includes any association, business, close corporation, company, concern, enterprise, firm, partnership, joint venture, person, trust, undertaking, voluntary association or any other similar entity;

2.1.15   "**ETSI**" means the European Technical Standards Institute;

2.1.16   "**the extended territory**" means those African countries the whole or the major portion of which is situated south of the equator (excluding the territory);

2.1.17   "**the finance charge rate**" means the published prime overdraft rate of The First National Bank of Southern Africa Limited in Johannesburg from time to time;

2.1.18   "**group**" means collectively a company, together with its subsidiaries, associated companies, holding companies, the trustees of any trust controlling such holding companies, any company controlled by a company and/or its associated companies and/or its subsidiary companies and/or its holding companies and/or the trustees of any trust controlling such holding companies;

2.1.19   "**GSM System**" means a digital cellular mobile telecommunications system using the GSM standard as defined by ETSI;

2.1.20   "**the holding company**" means Vodacom Group (Proprietary) Limited, a private company duly incorporated in the Republic of South Africa with registration number 93/05461/07 and having its principal place of business at Vodacom House, 47 Wierda Road West, Wierda Valley, Sandton, Republic of South Africa (previously known as Vodacom (Proprietary) Limited);

2.1.21   "**interested**" means interested, engaged or concerned, directly or indirectly, in any capacity, including but not limited to, agent, representative, nominee, financier, manager, member of a voluntary association, partner, joint venture party, proprietor, shareholder, debenture holder, stock holder, depositary receipt holder, assistant, trustee or otherwise;

2.1.22   "**The joint venture companies**" means the holding company and the subsidiary companies;

2.1.23   "**JSE**" means The Johannesburg Stock Exchange;

2.1.24   "**the management**" means the chief executive officer of the joint venture company in question and all senior managers of the joint venture company reporting directly to him;

2.1.25   "**the Minister** " means the Minister entrusted with the administration of the Department of Posts and Telecommunications of the Republic of South Africa;

2.1.26   "**the network operator**" means Vodacom (Proprietary) Limited, a private company duly incorporated in the Republic of South Africa with registration number 93/03367/07 and having its principal place of business at Vodacom House, 47 Wierda Road West, Wierda Valley, Sandton, Republic of South Africa (previously known as Vodacom Group (Proprietary) Limited);

2.1.27   "**the Parties**" means all the parties to this agreement;

2.1.28   "**Remgro**" means Rembrandt Group Limited, a public company duly incorporated in the Republic of South Africa with registration number

05/31037/06 and having its principal place of business at Coetzier Street, Stellenbosch;

2.1.29 "**the rights**" means any and all rights flowing from any license held by any of the joint venture companies that enables the joint venture companies to conduct their business;

2.1.30 "**the service provider**" means Vodac (Proprietary) Limited, a private company duly incorporated in the Republic of South Africa with registration number 93/06606/07 and having its principal place of business at 1st Floor, North Block, Southern Life Gardens, 6 Protea Place, Sandown, Sandton, Republic of South Africa;

2.1.31 "**the shareholders**" means the registered members of the holding company from time to time being Telkom, Remgro and Vodafone as at the commencement date and the date of the signing of this agreement;

2.1.32 "**the share transfer agreement**" means the agreement to be concluded between the parties thereto relating to the restructuring of the joint venture companies by the shareholders substantially in the form of Appendix 1 hereto;

2.1.33 "**the subsidiary companies**" means the network operator, the service provider and any other subsidiary of the holding company;

2.1.34 "**the TBVC states**" means the territories formerly known as Transkai, Bophuthatswana, Venda and Ciskei;

2.1.35 "**Telkom**" means Telkom SA Limited, a public company duly incorporated in the Republic of South Africa with registration number 91/05476/06 and having its principal place of business at 152 Proes Street, Pretoria, Republic of South Africa;

2.1.36 "**Telkom core business**" means, for the purposes of this agreement, the business of operating a public switched telephone network providing transmission facilities and fixed telephony services where "fixed" means the inability to move from one cell to another cell as provided for in a cellular mobile network;

2.1.37   "**the territory**" means the Republic of South Africa ;

2.1.38   "**Vodafone Group**" means Vodafone Group plc, a public limited company duly incorporated in England with registration number 1833679 and having its principal place of business at The Courtyard, 2-4 London Road, Newbury, Berkshire RG13 1JL, England;

2.1.39   "**Vodafone**" means Vodafone Holdings (SA) (Proprietary) Limited, a private company duly incorporated in the Republic of South Africa with registration number 93/5373/07 and having its principal place of business at Max Euwelaan 61, 3062 MA, Rotterdam, Netherlands;

2.1.40   "**wholly owned subsidiary**" means a wholly owned subsidiary as defined in the Act;

2.1.41   any reference to the agreement or consent of the Parties, the shareholders or the committed shareholders shall mean their unanimous agreement or consent;

2.1.42   any reference to the singular includes the plural and vice versa;

2.1.43   any reference to natural persons includes legal persons and vice versa;

2.1.44   any reference to a gender includes the other genders.

2.2   If any provision in a definition is a substantive provision conferring rights or imposing obligations on any Party, effect shall be given to it as if it were a substantive clause in the body of the agreement, notwithstanding that it is only contained in the interpretation clause.

2.3   The clause headings in this agreement have been inserted for convenience only and shall not be taken into account in its interpretation.

2.4   Words and expressions defined in any sub-clause shall, for the purposes of the clause of which that sub-clause forms part, bear the meaning assigned to such words and expressions in that sub-clause.

2.5   This agreement shall be governed by and construed and interpreted in accordance with the law of the Republic of South Africa, which shall in all respects be the governing law of this agreement.

2.6   Should this agreement terminate for any reason, the obligations described in 26 and 27 shall continue to apply notwithstanding the termination of this agreement.

3   SUSPENSIVE CONDITION

3.1   This agreement in its entirety is subject to the suspensive condition that the share transfer agreement -

3.1.1   is signed by the parties thereto; and

3.1.2   becomes unconditionally binding on the parties thereto,

        by no later than 31 March 1995 or such later date as the parties thereto may agree upon.

3.2   The shareholders shall use their best endeavours to bring about the fulfillment of the suspensive condition.

3.3   Should the suspensive condition not be fulfilled, this agreement shall be nul and void and no Party shall have any claim against the others on account thereof.

4   INTRODUCTION

4.1   The shareholders have established a joint venture for the purpose of operating a GSM system in the territory.

4.2   For purposes of the joint venture the joint venture companies have been incorporated by the shareholders.

4.3   The Parties wish to record in writing the terms of the joint venture and the relationship of the shareholders as direct and indirect shareholders in the joint venture companies.

PART II - THE JOINT VENTURE COMPANIES

5   STATUTORY MATTERS

5.1.1   The authorised share capital of the holding company shall be R1 000,00 (one thousand Rand) divided into 100 000 (one hundred thousand) ordinary shares of R0,01 (one Cent) each.

5.1.2   The authorised share capital of the network operator shall be R3 500 000 (three million five hundred thousand Rand) divided into 350 000 000 (three hundred and fifty million) ordinary shares of R0,01 (one Cent) each.

5.1.3   The authorised share capital of the service provider shall be R1 000,00 (one thousand Rand) divided into 1 000 (one thousand) ordinary shares of R1,00 (one Rand) each.

5.2   All shares in the joint venture companies shall rank pari passu in all respects.

5.3   The auditors (or joint auditors) of the joint venture companies shall be appointed by agreement of the committed shareholders.

5.4   The registered offices of the joint venture companies shall be -

5.4.1   in the case of the holding company, the network operator and any other subsidiary of the holding company, at Vodafone House, 47 Wierda Road West, Wierda Valley, Sandton, Republic of South Africa; and

5.4.2   in the case of the service provider at 1st Floor, North Block, Southern Life Gardens, 6 Protea Place, Sandown, Sandton, Republic of South Africa,

or at such other place as the holding company may determine.

5.5   The financial year of each of the joint venture compares shall end on the last day of March of each year.

5.6   The public officer of each of the joint venture companies shall be such person as the directors of the holding company may nominate.

6   **ARTICLES OF ASSOCIATION**

6.1   To the extent that the provisions of the articles of association of the joint venture companies may conflict with or fail to record the provisions of this agreement -

6.1.1   any committed shareholder may require the articles of association of the joint venture companies to be amended accordingly; and

6.1.2   the committed shareholders shall vote and procure the voting in favour of all resolutions of the joint venture companies necessary to amend the articles of association of the joint venture companies in terms of 6.1.1 .

6.2   Without detracting from the provisions of clause 6.1 , to the extent that the provisions of this agreement may conflict with the provisions of the joint venture companies' articles of association or any prior agreement between the committed shareholders regarding the subject matter of this agreement, the provisions of this agreement shall take precedence and shall be given effect to accordingly by the Parties to the extent that it is legally possible.

7   **OBJECTS OF THE JOINT VENTURE COMPANIES**

7.1   The object of the holding company shall be to hold the shares in the network operator and the service provider and in such other companies as the committed shareholders may determine.

7.2.1   The object of the network operator shall be to establish and operate a GSM system and to operate the C450 system in the territory on sound commercial terms and to provide telecommunications services in the territory by means of the GSM system and the C450 system.

7.2.2   The shareholders shall procure that the network operator shall give consideration on a case by case basis to exploring opportunities to be involved in the operation of a GSM system in the extended territory.

7.2.3   No Party shall by itself or through any entity controlled by it become interested in the operation of a GSM system or a system which is the same as or similar in nature to the C450 system in the extended territory unless and until the network operator has considered such engagement and decided against such engagement.

7.2.4   The network operator shall within 30 (thirty) business days after being advised in writing by any Party of an opportunity to become involved in the extended territory, advise the Party of its decision as to whether the network operator shall become involved in the extended territory in the proposed opportunity, failing which the network operator shall be deemed to have declined to participate in the proposed business opportunity.

7.2.5   Should the network operator not be permitted to become thus involved in the relevant country in the extended territory or should the network operator decide against the proposed project in such country, each of the Parties will be free to exploit such opportunities separately if it so chose subject to the provisions of this clause.

7.2.6   Any decision of the network operator to become involved in the establishment or operation of a GSM system or a system which is the same as or similar in nature to the C450 system in the extended territory shall require the written consent of the committed shareholders. No shareholder who voted against the involvement of the network operator, or any Party who is a holding company of such shareholder, shall itself or through any entity controlled by it, become interested in the operation of a GSM system or such other system in the extended territory without the approval of the holding company.

7.3   The object of the service provider shall be to act as an exclusive service provider of the network operator.

7.4   The joint venture companies shall not be engaged in any other business without the prior written consent of the committed shareholders .

8   SHAREHOLDING

8.1   The shares in the holding company shall be held -

8.1.1   as to 50% (fifty percent) thereof by Telkom;

8.1.2   as to 35% (thirty-five percent) thereof by Vodafone, and

8.1.3   as to 15% (fifteen percent) thereof by Remgro,

8.2   It is recorded that it is the intention of the committed shareholders that up to 5% (five per cent) of the total issued shares in the holding company should be sold on sound commercial terms to a third party, Vodafone selling 70% (seventy per cent) and Remgro selling 30% (thirty per cent) of the shares sold to the third party. The sale of shares to such third party shall not be subject to the provisions of 10, but the decision to sell shall be a consensus matter to be decided by the committed shareholders in terms of 13 and 14. It shall be a condition of the sale that the third party shall bind itself unconditionally to the provisions of this agreement. Any subsequent sale of the shares or any of them by the third party shall be governed by the provisions of 10 provided that Telkom shall not be an offeree for purposes of that clause.

8.3   All the shares in the network operator shall be held by the holding company.

8.4   Initially all the shares in the service provider shall be held by the holding company. The shareholders record their intention to sell up to a maximum of 20% (twenty per centum) of the total issued shares of the service provider to one or more third parties. Any sale of such shares by the holding company to any such third party shall be a consensus matter to be decided by the committed shareholders in terms of 13 and 14 provided that a shareholders' agreement containing appropriate provisions shall be entered into by the holding company with such third party or parties.

9 DIRECTORS OF THE JOINT VENTURE COMPANIES

9.1 The holding company shall have 8 (eight) directors of whom 4 (four) directors shall be directors nominated for appointment by Telkom, 3 (three) directors shall be directors nominated for appointment by Vodafone and 1 (one) director shall be a director nominated for appointment by Remgro on the basis of the shareholding of the shareholders in the holding company contemplated in this agreement.

9.2 Should the shareholding of the shareholders in the holding company change, the appointment of directors shall be dealt with on the basis that a shareholder who holds -

9.2.1 10% (ten per centum) or more but not more than 20% (twenty per centum) of the issued shares of the holding company, shall be entitled on notice to the holding company to appoint 1 (one) director;

9.2.2 more than 20% (twenty per centum) but not more than 30% (thirty per centum) of the issued shares of the holding company, shall be entitled on notice to the holding company to appoint 2 (two) directors;

9.2.3 more than 30% (thirty per centum) but not more than 40% (forty per centum) of the issued shares of the holding company, shall be entitled on notice to the holding company to appoint 3 (three) directors;

9.2.4 more than 40% (forty per centum) but not more than 50% (fifty per centum) of the issued shares of the holding company, shall be entitled on notice to the holding company to appoint 4 (four) directors;

9.2.5 more than 50% (fifty per centum) of the issued shares of the holding company, shall be entitled on notice to the holding company to appoint 5 (five) directors;

to the board of directors of the holding company, to remove any director appointed by it and to replace any such director who is so removed or who ceases for any other reason to be a director of the holding company.

9.3   If the total number of issued shares in the holding company are increased pursuant to the establishment of a share incentive or similar scheme or pursuant to the listing of the shares in the holding company on the JSE, such additional shares shall be disregarded for the purposes of determining the entitlement to nominate directors described in 9.2.

9.4   The shareholders shall from time to time vote for -

9.4.1   the appointment from time to time of the other shareholders' nominees;

9.4.2   the removal of the other shareholders' nominees when so requested by the other shareholders.

9.5   Each director of the holding company nominated for appointment by the shareholders shall be entitled on notice to the holding company to appoint an alternate director to act during his absence.

9.6   The chairman of the board of the directors of the holding company -

9.6.1   shall be a director nominated by the shareholder who is entitled to nominate the largest number of directors for appointment in terms of this clause;

9.6.2   shall not have a second or casting vote.

9.7.1   A quorum for any directors' meeting of the holding company shall be a majority of the directors personally present or represented by their alternatives, provided that at least 1 (one) director nominated by each of the committed shareholders shall be present to constitute a quorum.

9.7.2   Should a quorum not be present within 30 (thirty) minutes after the time appointed for the commencement of any meeting of the directors of the holding company, that meeting shall stand adjourned to the following day, at the same time and place, or such other date, time or place as the chairman of the meeting shall appoint.

9.7.3   Where a meeting has been adjourned as aforesaid, the holding company shall use its best endeavours to inform the directors who are not present at the adjourned meeting of the time, date and place to which the meeting has been adjourned.

9.7.4   If at any adjourned meeting a quorum is not present within 30 (thirty) minutes after the time appointed for the commencement of such meeting on account of the absence of the nominee of the same committed shareholder as was absent at the previous meeting, the directors present shall be a quorum.

9.7.5   If any meeting is adjourned on account of the absence of the nominee of one of the shareholders and at the adjourned meeting the nominee of a different shareholder is absent, the directors present shall not form a quorum as contemplated in 9.7.4, and the meeting shall be adjourned again as contemplated in 9.7.2.

9.8   The board of directors of the holding company shall meet at least three times per year and not more than 6 ('six') times per year.

9.9.1   Each shareholder shall procure that each director of the holding company nominated for appointment by it and each alternate of each such director shall upon his appointment furnish the holding company in writing with a postal address and facsimile number at which notice of meetings may be given to him.

9.9.2   The holding company shall give notice to all its directors and their alternates of all directors' meetings of the holding company at the address provided in terms of 9.9.1.

9.9.3   Fourteen clear days notice shall be given of all meetings of the directors of the holding company unless all the shareholders or all the directors agree on a shorter period of notice.

9.10   The directors of the holding company shall all be non-executive directors and accordingly no director shall be entitled to act on behalf of a joint venture company without the authority of a resolution of the directors or shareholders of the holding company.

9.11   Should a deadlock arise at any meeting of the directors of the holding company, the matter in connection with which the deadlock arose shall immediately be referred for determination to a shareholders' meeting of the holding company which shall be convened immediately and the resolution of the shareholders of the holding company regarding the matter so referred shall be the decision of the holding company regarding that matter. The quorum for such a shareholders' meeting shall include all the committed shareholders.

9.12   The committed shareholders shall have access co-equivalent to that of the directors to the financial books and records of any joint venture company and each committed shareholder shall have the right to have an independent audit of the financial books and records of any joint venture company carried out as its expense by an auditor nominated by it.

9.13   The directors of the network operator and the service provider and any other subsidiaries of the holding company shall be nominated by the committed shareholders on the following basis -

9.13.1   each committed shareholder shall be entitled to nominate 1 (one) director for appointment to the board of directors of the subsidiary company in question; and

9.13.2   the appointment and removal of the chairman of the board of directors and the chief executive officer of the subsidiary company in question shall be a consensus matter to be decided in terms of 13 and 14.

10   PRE-EMPTIVE RIGHTS

10.1.1   No shareholder shall dispose of any of its shares in or claims against the holding company unless such shareholder (referred to in this clause as "the seller") first offers to sell such shares and an equivalent proportion of its claims to the other shareholders (referred to in this clause as "the offerees") provided that for purposes of this clause "shareholder" shall include a beneficial owner of shares in the holding company.

10.1.2   Except as set out in 8.4, the holding company shall not dispose of any of its shares in or claims against the network operator or the service provider or any other subsidiary company of the holding company without the prior consent of the committed shareholders.

10.2   No shareholder shall be entitled to cede, pledge or otherwise encumber any shares in or claims against the holding company held by it from time to time. The holding company shall likewise not be entitled to cede, pledge or otherwise encumber any shares in or claims against any subsidiary company.

10.3   The seller's offer in terms of 10.1 -

10.3.1   shall be in writing and delivered to the offerees;

10.3.2   shall remain open for acceptance by the offerees for a period of 60 (sixty) days after receipt;

10.3.3   shall specify the claims and the number of shares which the seller is offering to sell;

10.3.4   shall be accompanied, where applicable, by -

10.3.4.1   a written memorandum of the consideration and all the other terms and conditions that have been offered to the seller orally; or

10.3.4.2   a true and complete copy of any written offer made to the seller (which sets out the consideration and all other terms and conditions of such offer),

by any bona fide third party in respect of the shares in and the claims against the holding company which the seller wishes to accept, and which in either case must contain the name of the bona fide third party, and in the case where the bona fide third party is an agent, the name of his ultimate principal (if any);

10.3.5   shall, if there is a bona fide offer from a third party, be deemed to be for the consideration and subject to, mutatis mutandis, the terms and conditions set out in the memorandum or written offer referred to in 10.3.4;

10.3.6   If there is no offer from a bona fide third party, shall state that fact and shall state the consideration and full terms and conditions upon which the seller wishes to sell its shares in and claims against the holding company;

10.3.7   shall be subject to the conditions that -

10.3.7.1   the seller's offer may be accepted by the offerees only on the basis that all of the shares and claims offered are to be purchased;

10.3.7.2   unless the written offer referred to in 10.3.5 or the seller's offer referred to in 10.3.6 provides to the contrary -

10.3.7.2.1   a written cession of the claims offered and accepted and delivery of the share certificates in respect of the shares offered and accepted together with transfer forms in respect of such shares duly completed in accordance with the articles of association of the holding company shall be made to the purchaser within 7 (seven) days after acceptance of the seller's offer;

10.3.7.2.2   the consideration referred to in 10.3.4 shall be payable against delivery as set out in 10.3.7.2.1 above;

10.3.7.3   the consideration shall be in money and be expressed only in the currency of the Republic of South Africa;

10.3.8   shall not be subject to any other terms or conditions.

10.4   Any of the offerees may accept an offer made in terms of 10.1 in respect of a greater proportion of the shares and an equivalent proportion of the seller's claims offered than his pro rata share thereof, provided that such acceptance will only be effective in respect of the excess -

10.4.1   if and to the extent that the other offerees accept the offer in respect of a smaller proportion of the shares and claims than their respective pro rata entitlement; and

10.4.2   acceptances by all offerees together constitute acceptances for all the shares and claims offered,

provided that if acceptances in terms of this clause together constitute acceptances for more than the shares and claims offered, then the shares and claims offered shall be apportioned amongst the accepting offerees in the proportions as near as may be to their existing shareholdings in the holding company on the date of the seller's offer, but on the basis that no offeree shall be obliged to purchase more shares and claims than the proportion of the shares and claims accepted by him.

10.5   Should the offerees not accept the seller's offer in terms of 10.1 in respect of all shares and claims offered, the seller shall be entitled, subject to the remainder of the provisions of this clause, for a period of 60 (sixty) days after the expiry of the time for acceptance by the offerees, to dispose of all the shares and claims included in the seller's offer to the bona fide third party whose offer was disclosed in the seller's offer referred to in 10.3 or, if the seller's said offer disclosed that there was no bona fide third party offeror in respect of the shares and the claims, then to any third party, provided that in either instance -

10.5.1   the shares and the claims are transferred to the third party only at a price and on terms and conditions not more favourable to the purchaser than the price, terms and conditions set out in the seller's offer referred to in 10.3;

10.5.2   the third party offers to the remaining shareholders in writing to be bound by the provisions of this agreement and any other existing shareholders' agreement relating to the holding company; and

10.5.3   the third party agrees to purchase all the shares and claims which were offered by the seller in terms of 10.1.

10.6   If all the shares and claims offered for sale by the seller are not sold to the bona fide third party within the 60 (sixty) days referred to in 10.3, then the provisions of 10.1, 10.2, 10.3, 10.4, 10.5 and 10.6 shall again apply to the seller's shares and claims.

10.7.1   If the seller's offer in terms of 10.1 is accepted in accordance with the provisions of this clause, the seller hereby irrevocably authorises the offerees to sign any share transfer form on the seller's behalf for purposes of effecting due transfer to the offerees of the shares sold against payment of the purchase price.

10.7.2   Unless otherwise specified in the seller's offer, payment for shares and claims acquired in terms of this clause shall be effected against delivery of a written cession of the claims and transfer of the shares so acquired.

10.8   Notwithstanding anything to the contrary contained in this clause, any shareholder shall with the written consent of all the other shareholders be entitled to transfer its shares to a nominee of such shareholder, provided that -

10.8.1   it is and at all times remains legally vested with the power to control the nominee;

10.8.2   it is irrevocably appointed by the nominee to be the sole representative of the nominee at all meetings of members of the holding company and otherwise with regard to the affairs of the holding company;

10.8.3   should it cease to be legally vested with the right to control the nominee or cease to be the sole representative of the nominee as aforesaid or should any person other than such shareholder become directly or indirectly interested in the nominee it shall procure that the shares held by the nominee are transferred to it or another nominee;

10.8.4   the nominee shall undertake in writing to the other shareholders prior to the transfer to be bound by the obligations of the shareholder transferring the shares set out in this agreement as if the nominee were a party to this agreement.

10.9.1   Any shareholder may transfer some or all of its shares in the holding company to any wholly owned subsidiary of such shareholder, or any wholly owned subsidiary of a Party of which the shareholder is itself a wholly owned subsidiary, provided that it shall give prior notice of such transfer to the other shareholders which notice shall include the identity of the proposed transferee and an irrevocable written offer by the proposed transferee addressed to the other shareholders whereby it offers to be bound by the provisions of this agreement, which offer the shareholders shall accept.

10.9.2   Prior to the implementation of any arrangement whereby any wholly owned subsidiary of a shareholder or Party to which shares in the holding company have been transferred pursuant to 10.9.1, ceases to be the wholly owned subsidiary of that shareholder or Party, that shareholder or Party shall procure that the wholly owned subsidiary concerned shall transfer all such shares in the holding company to that shareholder or Party or to another wholly owned subsidiary of that shareholder or Party, provided that in the latter case that shareholder or Party shall give prior notice of such transfer to the other Parties which notice shall include the identity of the proposed transferee and an irrevocable written offer by the proposed transferee addressed to the other Parties whereby it offers to be bound by the provisions of this agreement, which offer the Parties shall accept.

10.9.3   Should a shareholder or Party breach any of the provisions of 10.9.1 or 10.9.2 and remain in default for a period of 14 (fourteen) days after being called upon by written notice by any other shareholder to remedy the breach, then the company holding the relevant shares in the holding company shall -

10.9.3.1   be deemed to have offered those shares in the holding company to the other shareholders (excluding the wholly owned subsidiary of the Party concerned, if applicable,) at a fair market value as at the date of the notice given in terms of 10.9.3, subject to the terms and conditions set out in 10.1 to 10.8 inclusive;

10.9.3.2   be deemed, if the deemed offer in terms of 10.9.3.1 is not accepted, to have offered to the Parties to be bound by the provisions of this agreement.

10.9.4   The deemed offer in terms of 10.9.3.1 shall be deemed to have been made on the basis that -

10.9.4.1   "a fair market value" means a price per share determined by a firm of independent auditors (acting as experts and not as arbitrators) agreed upon by the shareholders within 60 (sixty) days after the date of the notice given in terms of 10.9.3, whose decision shall be final and binding;

10.9.4.2   should the shareholders fail to agree upon an independent firm of auditors within 21 (twenty one) days after the date of which the notice given in terms of 10.9.3, the matter of the fair market value shall be referred for determination by arbitration in terms of this agreement;

10.9.4.3   the independent firm of auditors shall, in determining the fair market value of the shares -

10.9.4.3.1   have reference to the value of the shares in the open market on a going concern basis as between a willing purchaser and a willing seller;

10.9.4.3.2   value all shares in the holding company equally and without reference to whether the shares in question constitute a majority holding or a minority holding in the holding company;

10.9.4.4   it shall remain open for acceptance for a period of 60 (sixty) days after the date on which the notice contemplated in 10.9.3 was given.

10.10.1   Should any shareholder offer his shares and claims to the offerees in terms of this clause prior to the third anniversary of the commencement date, such offer shall be at a price equal to the par value of the shares and the actual amount of the claims.

10.10.2   Should the offerees accept an offer described in 10.10.1 made by a shareholder in full, that shareholder shall upon acceptance of the offer in full be released by the other shareholders from all guarantees, indemnities or suretyships given by it on behalf of the joint venture companies.

10.10.3   Should the remaining shareholders be unable to secure the release contemplated in 10.10.2 upon acceptance of the offer, they shall continue making all reasonable efforts to produce such release and shall, pending such release, indemnify the former shareholder, pro rata to the proportion in which the remaining shareholders accepted the former shareholder's offer, against any claim arising in terms of any such guarantee, indemnity or suretyship.

10.11.1   Should any shareholder at any time be unable to accept a selling shareholder's offer of shares in the holding company by virtue of the fact that any legal prohibitions or any prohibitions attaching to the rights prevent such shareholder from accepting such offer -

10.11.1.1   such offeree shareholder shall be entitled to nominate a party approved by the other shareholders to purchase those shares which the offeree shareholder is prevented from accepting in its own right;

10.11.1.2   it shall be a condition of such nomination that the party nominated shall make an irrevocable written offer to the other shareholders of the holding company whereby it offers to be bound by the provisions of this agreement, which offer the other shareholders shall accept.

10.11.2   Any shareholder requiring the approval of the other shareholders of a party nominated in terms of 10.11.1 shall issue its request to the other shareholders by written notice and the other shareholders shall respond to the request within 7 (seven) days after receipt of the notice, failing which any shareholder who did not respond within that period shall be deemed to have approved of the proposed nominee. No shareholder shall be entitled to without its approval of such proposed nominee unreasonably.

10.12.1   No shareholder of the holding company holding 5% (five per centum) or less of the total issued shares of the holding company shall be an offeree as contemplated in 10.1 where the seller is a committed shareholder.

10.12.2   The provisions of this clause shall nevertheless apply to a shareholder holding 5% (five per centum) or less of the total issued shares of the holding company in respect of any disposal of shares or claims in the holding company by such shareholder.

11 LISTING ON THE JSE

11.1 It is the intention of the shareholders to procure a listing of the shares in the holding company on the JSE at such time as the shareholders agree upon and on terms and conditions acceptable to all the shareholders.

11.2 Any reduction in the shareholding of each shareholder as a consequence of any such listing shall be pro rata to the shareholding of each shareholder.

11.3 It is recorded that certain amendments to this agreement may be required for purposes of the listing and the Parties agree to co-operate with a view to effecting such amendments.

PART III – BUSINESS OF THE JOINT VENTURE

12 BUSINESS PLAN

12.1.1 The management of each subsidiary company shall every year by no later than a date 6 (six) weeks prior to the end of the financial year of the subsidiary company concerned, submit to the directors of the subsidiary company for approval a proposed business plan containing complete details of their planning of The conduct of the business of the subsidiary company for the ensuing financial years, in the form described in 12.1.2.

12.1.2 The complete details contemplated in 12.1.1 shall include, without limiting the generality of 12.1.1 -

12.1.2.1 the 5 (five) year financial plan of the subsidiary company, including proposed amendments to the previous 5 (five) year plan of the subsidiary company, if any, made in the light of changed circumstances and the financial capabilities of the subsidiary company;

12.1.2.2 a proposed budget for the ensuing financial year (based on the business plan) of the subsidiary company in the form of the envisaged income statement and balance sheet of the subsidiary company for the ensuing financial year;

12.1.2.3   the capital program of the subsidiary company specifying the amounts outstanding on the approved capital program as well as the proposed future capital commitments of the subsidiary company.

12.1.3   The directors of each subsidiary company shall in consultation with the chief executive officer of the subsidiary company concerned evaluate and amend the business plan which the management submits to the directors to the extent deemed fit by the directors.

12.2   The directors of each of the subsidiary companies shall every year by no later than a date 1 (one) month prior to the end of the financial year of the subsidiary company concerned, submit to the directors of the holding company for approval (pursuant to 15.1) the business plan prepared in terms of 12.1.

12.3   The directors of the holding company shall in consultation with the managing director of each subsidiary company evaluate and amend the business plan which the directors of the subsidiary company concerned submit to the directors to the extent deemed fit by the directors and the directors shall provide the managing director as soon as possible, but in any event no later than the end of the financial year, with the approved plan and any further proposals which the directors might have in relation to the conduct of the business of the subsidiary company in the ensuing financial years.

12.4   The directors of each subsidiary company shall be obliged to implement the approved business plan of the subsidiary company concerned during the financial year concerned and the subsidiary company concerned may not depart therefrom in any material respect without the consent of the directors of the holding company.

12.5   The managing directors of the subsidiary companies shall report in writing to the directors of the holding company at the time of every meeting of the directors (except extraordinary meetings) about the implementation of the business plans of the subsidiary companies and shall specify therein any departures from the budgets.

12.6.1   The directors of the holding company shall every year by no later than a date 1 (one) month prior to the end of the financial year of the holding company, submit to the committed shareholders for approval (pursuant to 15.1) a proposed business plan containing complete details of their planning of the conduct of the business of the holding company for the ensuing financial years, in the form determined by the committed shareholders.

12.6.2   The complete details contemplated in 12.6.1 shall include, without limiting the generality of 2.6.1, the particulars described in 12.1.2 as applied to the holding company as well as details of the capital contributions, if any, to be made by the committed shareholders to the holding company during the ensuing financial year.

12.6.3   The committed shareholders shall in consultation with the directors of the holding company evaluate and amend the business plan which the directors of the holding company submit to the committed shareholders to the extent deemed fit by the committed shareholders and the committed shareholders shall provide the directors of the holding company as soon as possible, but in any event no later than the end of the financial year with the approved plan and any further proposals which the committed shareholders might have in relation to the conduct of the business of the holding company in the ensuing financial years.

12.6.4   The directors of the holding company shall be obliged to implement the approved business plan during the final year concerned and may not depart therefrom in any material respect without the consent of the committed shareholders.

12.6.5   The directors of the holding company shall report in writing to the committed shareholders at the time of every meeting of the committed shareholders about the implementation of the business plan and shall specify any departures from the budget.

13   CONSENSUS MATTERS

13.1   The consent of the committed shareholders, obtained as contemplated in 14 below, shall be required or -

13.1.1   a joint venture company to change the nature of or discontinue its business;

13.1.2   a joint venture company to -

13.1.2.1   dispose of or otherwise deal in or with the whole or any part of its assets or undertaking or the shares in or claim against its subsidiaries, the value of which is material;

13.1.2.2   make any acquisition the price of which is material,

provided that for purposes of this sub-clause material shall mean an amount greater than 5% (five per centum) of the consolidated shareholders' funds of the joint venture company from time to time or R10 000 000,00 (ten million Rand), whichever amount is the lesser;

13.1.3   a joint venture company to enter into any -

13.1.3.1   merger with any other company; or

13.1.3.2   scheme for the taking over of another company; or

13.1.3.3   scheme for another company to take over the joint venture company; or

13.1.3.4   transaction for the acquisition by the joint venture company of the whole or a substantial part of the business of any other company;

13.1.3.5   partnership, joint venture or similar arrangement or enter into any transaction which is not in the ordinary course of its business;

13.1.4   any matter affecting the capital structure of a joint venture company including the issue of any shares, the grant of options or the issue of convertible debentures;

13.1.5   a joint venture company to -

13.1.5.1   propose any special resolution;

13.1.5.2   alter its dividend policy;

13.1.5.3   convert any debentures issued by it to debentures convertible to shares;

13.1.5.4   incur interest bearing debt, where the contingent liability in respect of guarantees, indemnities or suretyships issued by the joint venture company plus the amount of such interest bearing debt exceeds 50% (fifty per centum) of the consolidated shareholders' funds of the joint venture company from time to time provided that for purposes of this sub-clause any amount advanced to a joint venture company on loan account to fund any licence fee payable by the joint venture company in respect of the rights, shall not be included in the amount of the consolidated shareholders' funds of the joint venture company;

13.1.5.5   establish a subsidiary company;

13.1.5.6   establish any employee bonus or similar scheme or share incentive or similar scheme or to grant any special privileges to any employee of the joint venture company in terms of any such scheme;

13.1.5.7   appoint any director to the board of directors of the joint venture company or remove any director otherwise than in accordance with the provisions of 9;

13.1.5.8   enter into any agreement with any shareholder of the joint venture company or Party of which it is a wholly owned subsidiary;

13.1.5.9   agree to any material alteration of the rights;

13.1.6   a joint venture company to appoint or remove the chief executive officer of the joint venture company;

13.1.7   the approval of (and any additions to or amendments of) the business plan of the holding company.

13.2   All dealings between the joint venture companies and the shareholders of the holding company or the Parties and companies or their entities controlled by them, whether directly or indirectly, shall be conducted on a bona fide arms length basis. Any facilities, whether for finance or goods or services, whether from the shareholders, the Parties or from third parties, shall be procured on an arms length basis on normal commercial terms and prices.

14   REACHING CONSENSUS

14.1   Any committed shareholder shall be entitled at any time to convene a meeting of the committed shareholders for the purpose of considering the exercise of the votes exercisable in respect of the shares in the holding company with regard to any consensus matter by giving the other of them at least 10 (ten) business days written notice to that effect or such shorter period of notice as the committed shareholders may agree upon.

14.2   Any meeting convened in terms of 14.1 shall, unless the committed shareholders otherwise agree in writing, -

14.2.1   not be governed by the provisions regarding quorums contained in the articles of association of the holding company;

14.2.2   be held at least 5 business days before any meeting of the holding company's members or directors in respect of which such meeting is convened, and if the committed shareholders consider it necessary, they shall endeavour to procure the adjournment of the meeting of the holding company concerned should they be unable to meet prior to the meeting concerned.

14.3   The provisions of this clause shall not derogate from the right of the committed shareholders to reach agreement regarding the matters contemplated in 14.1 without calling a meeting as contemplated in 14.1 or in any other manner.

14.4   For purposes of this clause and clause 15 consensus shall only be regarded as having been achieved once all the committed shareholders have agreed in writing to the manner in question.

14.5   Should the committed shareholders agree that a consensus matter, whether or not it was submitted to a meeting convened in terms of 14.1, should proceed -

14.5.1   the committed shareholders shall exercise all powers vested in them; and

14.5.2   all votes in respect of the shares in the holding company exercisable by the committed shareholders shall be exercised at every meeting of the holding company dealing with such matter in such manner as,

to ensure that the consensus matter is proceeded with in the manner agreed upon by the committed shareholders.

14.6   Should the committed shareholders fail to reach agreement on whether or how a consensus mater, whether or not it was submitted to a meeting convened in terms of 14.1 should proceed -

14.6.1   the committed shareholders shall exercise all powers vested in them; and

14.6.2   all votes in respect of the shares in the holding company exercisable by the committed shareholders shall be exercised at every meeting of the joint venture company dealing with such matter in such manner as,

to ensure that the consensus matter is not proceeded with.

14.7   Should any dispute arise been the committed shareholders regarding the failure of the committed shareholders to reach consensus on any consensus matter, such dispute shall be referred for determination to the chairmen of the committed shareholders at the instance of any committed shareholder.

14.8   Should the chairmen of the committed shareholders fail to reach agreement on the consensus matter in question, such dispute shall not be subject to arbitration in terms of clause 26 but any committed shareholder shall be entitled to enforce any rights which it may have on account thereof through any competent court.

15   SPECIAL APPROVAL OF DIRECTORS

15.1   The unanimous approval of the directors of the holding company shall be required for -

15.1.1   the approval of (and any additions to or amendments of) the business plans of the subsidiary companies :

15.1.2   a joint venture company to exceed the budget of expenditure of the joint venture company by more than 10% (ten per centum) of the total amount of the budget of expenditure in any financial year;

15.1.3   a joint venture company to authorise or embark upon capital expenditure not provided for in the budget involving single or multiple amounts which individually or cumulatively exceed, in respect of any single capital project, 5% (five per centum) of the consolidated shareholders' funds of the joint venture company from time to time (notwithstanding the provisions of 15.1.2);

15.1.4   a joint venture company to -

15.1.4.1   encumber any assets of the joint venture company or issue any guarantees, indemnities or suretyships where the liability secured by the encumbrance or the amount of the contingent liability in respect of any such encumbrance, guarantee, indemnity or suretyship exceeds 5% (five per centum) of the consolidated shareholders' funds of the joint venture company from time to time or R10 000 000,00 (ten million Rand), whichever amount is the lesser;

15.1.4.2   enter into any agreement with any shareholder of the joint venture company or any Party.

15.2   Should the directors fail to reach unanimity on any matter submitted to the directors in terms of 15.1, any director shall be entitled to have the matter in question referred to the committed shareholders of the holding company for a decision and such matter shall thereupon be deemed to be a consensus mater to be dealt with according to the provisions contained in 13 and 14. The decision of the committed shareholders shall be deemed to be the decision of the joint venture company concerned on the matter in question.

15.3   The approval of at least 6 (six) directors of the holding company shall be required for -

15.3.1   the terms and conditions of interconnection (including balanced tariffs) and associated agreements (e.g. transmission lines agreement) to be concluded by the network operator with the public switched telephone network operator and for any additions to or amendments to those agreements;

15.3.2   the setting or adjustment of tariffs charged by the network operator;

15.3.3   the terms and conditions of supply and associated agreements to be concluded by the network operator with the suppliers of the infrastructure.

15.4   The holding company shall give written notice of any matter to be discussed at a board meeting which requires the approval mentioned in 15.1 and 15.3 when giving notice of the meeting.

16   ADDITIONAL CAPITAL REQUIREMENTS OF THE JOINT VENTURE COMPANIES

16.1   It is intended to finance any additional capital required in respect of the activities of the joint venture companies through -

16.1.1   loans to the joint venture companies from financial institutions or other third parties;

16.1.2   insofar as may be agreed by the shareholders, or as may be provided in the business plan agreed upon in terms of 12, loans by the shareholders and/or any holding company of a shareholder to the holding company in the proportion of their direct or indirect shareholding in the holding company;

16.1.3   insofar as may be agreed by the shareholders, or as may be provided in the business plan agreed upon in terms of 12, share capital subscribed for by the shareholders in the proportion of their shareholding in the holding company;

16.2   Should the holding company be financed by loans from the shareholders and/or Parties, such loans shall -

16.2.1   be made by the shareholders and/or Parties simultaneously;

16.2.2   be unsecured;

16.2.3   not bear interest unless the committed shareholders agree that it shall bear interest, in which case it shall bear interest at such rate and calculated and payable at such intervals as may from time to time be agreed to by the committed shareholders provided that the rate of interest payable to the one shareholder or Party shall at all times be the same as the rate of interest payable to the other shareholders or Parties;

16.2.4   only be repayable when the committed shareholders agree and then only on the basis that the shareholders or Parties are repaid simultaneously and proportionately;

16.2.5   be repaid on the granting of an order (whether provisional or final) of liquidation or judicial management of the holding company.

16.3   Should the shareholders at any time subscribe for additional shares in the capital of the holding company, the shareholders shall subscribe for such shares -

16.3.1   at par or at such premium as the committed shareholders may agree upon;

16.3.2   for cash.

16.4.1   Notwithstanding anything to the contrary contained in this agreement, no suretyship, guarantee or indemnity shall be required to be given by any shareholder of the holding company without the shareholder's prior written agreement and unless all the shareholders agree to provide such suretyship, guarantee or indemnity.

16.4.2   If any suretyship, guarantee or indemnity is given by a shareholder on behalf of the holding company for the purposes of any loan to the holding company, then the shareholders shall endeavour to procure that such suretyship, guarantee or indemnity be given by the shareholders severally in proportion to their shareholding in the holding company.

16.4.3   In the event of the shareholders nevertheless giving a suretyship, guarantee or indemnity to anybody jointly and severally, the shareholders shall be liable under any such suretyship, guarantee or indemnity as between each other in proportion to their shareholding in the holding company at the time of giving the suretyship, guarantee or indemnity irrespective of the terms of that suretyship, guarantee or indemnity.

16.5   To the extent that Vodafone fails to meet its capital commitments required in terms of this clause 16, Vodafone Group will meet such commitments.

17   DILUTION

17.1   It is agreed that -

17.1.1   for purposes of determining their pro rata share in the holding company the direct or indirect shareholdings of the shareholders or holding companies of such shareholders, as the case may be, in the holding company and the shareholders' loans of the shareholders or holding companies of such shareholders, as the case may be, made to any joint venture company pursuant to 16 shall be aggregated, placing a value on the shares equal to the fair market value thereof and placing a value on the shareholders' loans, which expression includes loans from any holding company of a shareholder, for the purposes of 17, equal to the actual amount of the loans outstanding, provided that during the period ending on the third anniversary of the commencement date, the value placed on the shares shall be the par value of the shares;

17.1.2   the percentage of the total of the shareholders' loans held by any shareholder or Party shall at all times be equal to the percentage of the total issued shares of the holding company held by that shareholder.

17.2.1   Should any shareholder or Party ("the defaulting party") at any time fail to contribute any capital which it was obliged to contribute to the holding company as specified in the business plan agreed upon in terms of 12 for reasons other than force majeure, and remain in default for more than 14 (fourteen) days after receipt of a written notice from any of the other shareholders calling upon the defaulting party to remedy that default, the shareholding in the holding company shall at the request of any of the other shareholders ("the non-defaulting parties") be adjusted as set out in this clause.

17.2.2   For purposes of this clause "force majeure" means any legal restriction or requirement to which the defaulting party is subject.

17.2.3   The Parties agree that should any shareholder or Party be prevented by reasons of force majeure from contributing capital to the holding company which it is obliged to contribute for a period exceeding 12 (twelve) months after the date of the notice contemplated in 17.2.1, the Party's direct or indirect shareholding shall be diluted as contemplated in this clause 17.

17.3   Any shareholder wishing to have the shareholding in the holding company adjusted as contemplated in 17.2 shall give written notice to the holding company that it requires the shareholding to be adjusted.

17.4.1   If the fair market value applies, the fair market value of the shares shall be determined by a firm of independent auditors (acting as experts and not as arbitrators) agreed upon by the shareholders within 60 (sixty) days after the date on which the notice was given in terms of 17.3 and the decision of the independent auditors shall be final and binding on the Parties.

17.4.2   Should the shareholders fail to agree upon an independent firm of auditors within 21 (twenty one) days after the date on which the notice was given in terms of 17.3, the matter of the fair market value shall be referred for determination by arbitration in terms of this agreement.

17.4.3   The independent firm of auditors or the arbitrator, as the case may be, shall, in determining the fair market value of the shares -

17.4.3.1   have reference to the value of the shares in the open market on a going concern basis a between a willing purchaser and a willing seller;

17.4.3.2 value all shares in the holding company equally and without reference to whether the shares in question constitute a majority or a minority holding in the holding company.

17.5.1 Within 14 (fourteen) days after the date on which the notice was given in terms of 17.3; or

17.5.2 if the fair market value of the shares had to be determined, within 14 (fourteen) days after the determination of the fair market value of the shares,

the holding company shall issue to the nondefaulting parties at par such number of shares in the holding company as will have the effect of adjusting the shareholding of the shareholders in the holding company to accord with the principles described in 17.1.

18   DIVIDENDS

18.1 The shareholders agree to procure that the holding company shall from time to time declare and pay so much of its consolidated attributable after tax profits as is available after retaining such sums and repaying such debts owing to third parties as are necessary to meet the requirements reflected in the budget and business plan of the holding company as the committed shareholders may agree upon.

18.2 The holding company agrees to procure that the subsidiary companies shall from time to time declose and pay so much of their consolidated attributable after-tax profits as is available after retaining such sums and repaying such debts owing third parties as are necessary to meet the requirements reflected in the budget and business plan of the subsidiary company concerned.

19   EXPERTISE

19.1 It is recorded that both Telkom and Vodafone Group possess substantial technical expertise which may be of great value to the joint venture companies.

19.2   Telkom and Vodafone Group agree, while they are direct or indirect shareholders of the holding company, to make available such expertise to the joint venture companies as and when reasonably requested, subject to availability and on arms length terms, conditions and prices.

20   RESTRAINT

20.1   After the signing of this agreement by the Party signing last -

20.1.1   no Party shall be interested in any attempt to obtain the rights or the equivalent of the rights in the territory otherwise than in terms of and pursuant to this agreement and no Party shall initiate or continue any discussions in relation to the rights in the territory relevant or potentially relevant to the formation of a relationship similar to that established between the Parties in terms of this agreement;

20.1.2   no Party shall be interested in any competitive business in the territory or be interested in any entity controlled by it which is interested in any competitive business in the territory.

20.2   The restraint described in 20.1 shall cease to apply to any Party 2 (two) years after the date on which that Party ceases to be a direct or indirect shareholder in the holding company. Should this agreement however terminate for any reason other than the breach of the provisions of this agreement by a Party, the restraints described in 20.1 shall cease to apply upon termination of this agreement.   Should the agreement terminate on account of the breach of the provisions of this agreement by a Party, the restraints described in 20.1 shall continue to apply to such Party and any other Party of which it is a wholly owned subsidiary but shall cease to apply to the other Parties upon termination of this agreement.

20.3   No restraint contained in this clause shall preclude a Party from holding a direct or indirect beneficial shareholding in any company listed on a recognised stock exchange, where the direct holding or cumulative indirect holding of the Party does not exceed 5% (five per centum) of any class of that listed company's issued share capital and the interest of the Parry is solely that of an investor.

20.4 Should any Party breach any of the provisions contained in this clause and remain in default for a period of 90 (ninety) days after being called upon by written notice by any other Party to remedy the breach, the shareholder who is or who is the wholly owned subsidiary of a Party who is in breach shall be deemed to have offered its shares in and claims against the holding company to the other shareholders pro rata to their shareholding in the case of the shares at par, if the 90 (ninety) day period expires prior to the third anniversary of the commencement date, and thereafter at a fair market value as at the date of the notice given in terms of this sub-clause and in the case of the claims at the actual value thereof, subject to the terms and conditions set out in 10.1 to 10.6 inclusive. Should a Party establish that its breach of the provisions contained in this clause is not material, the shareholder shall not be deemed to have offered its shares in and claims against the holding company to the other shareholders as contemplated in this sub-clause.

20.5 The fair market value of the shares shall be determined mutatis mutandis in terms of the provisions of 17.

20.6.1 The Parties other than Telkom confirm that they have no intention of being interested in the Telkom core business in the territory in a manner that may impact negatively on the relationship with Telkom in such a way that it could be to the detriment of the joint venture companies.

20.6.2 Prior to any Party other than Telkom becoming interested, whether directly or through an entity controlled by it, in the Telkom core business in the territory, such Party shall advise Telkom in writing of its proposed interest whereupon such Party and Telkom shall endeavour to agree upon a way of dealing with such interest with a view to preventing any adverse effect on the relationship between the Parties. The provisions contained in this sub-cause shall not however in themselves constitute a restriction on such interest by such a Party.

PART IV - ACQUISITIONS AND APPOINTMENTS

21   THE RIGHTS WHICH ARE REQUIRED

It is recorded that in order for the network operator to operate a GSM system in the territory it requires authority in terms of the Post Office Act, 1958 and authority in terms of the Radio Act, 1952.

22   FURTHER LICENCES

22.1   It is recorded that in order to operate a GSM system successfully in the whole of the territory the network operator may require further licences in respect of the equivalent of the rights pertaining to the TBVC states.

22.2   Should such rights or licences be required by the network operator, the joint venture companies shall apply for the necessary authority from the authority concerned.

23   SUPPLIERS

23.1   The Parties agree that the suppliers for Phase 1 of the GSM network shall be Siemens (for EWSD Switches and Motorola base stations) and Altech (for SEL Base Stations) in approximately equal proportions,

23.2   For purposes of this clause "Phase I" shall mean the installation by the network operator of the GSM system in the PWV area and the Durban-Pietermaritzburg, Cape Town and Port Elizabeth metropolitan areas as well as the main inter connecting roads between those areas. Phase I shall end one year after commencement of commercial service by the network operator irrespective of how far installation had progressed.

23.3   The committed shareholders shall agree on a mechanism whereby the network operator can be assured that the prices at with the equipment is purchased from Siemens and Altech are competitive.

23.4   The provisions contained in this clause shall not apply to any further infrastructure beyond Phase I to be acquired by the network operator .

23.5   It is recorded that Telkom is satisfied that the equipment to be provided by the parties described in 23.1, selected by Telkom, is technically sound. Should significant and insurmountable technical deficiencies or malfunctioning arise, the advisability of utilising that equipment with be reviewed by the committed shareholders.

PART V - GENERAL

24   CO-OPERATION

24.1   The Parties shall co-operate and consult with each other regarding the activities of the joint venture companies and the promotion of the business of the joint venture companies, it being the intention that -

24.1.1   the relationship between them shall be governed by the principles of the utmost good faith as if they were in partnership; and

24.1.2   the affairs of the joint venture companies, shall be administered and promoted with the highest degree of integrity between the shareholders.

24.2   The provisions contained in this clause neither add to nor detract from the express rights and obligations of the Parties and the express provisions described in this agreement.

25   CESSION

No Party shall cede, assign, transfer, encumber or delegate any of its rights in terms of this agreement without the consent of the other Parties.

26   ARBITRATION

26.1   Should any dispute arise between the Parties in connection with -

26.1.1   the formation or existence of;

26.1.2   the implementation of;

26.1.3   the interpretation or application of the provisions of;

26.1.4   the Parties' respective rights and obligations in terms of or arising out of this agreement or its breach or termination;

26.1.5   the validity, enforceability, rectification, termination or cancellation, whether in whole or in part of;

26.1.6   any documents furnished by the Parties pursuant to the provisions of,

this agreement or which relates in any way to any matter affecting the interests of the Parties in terms of this agreement, that dispute shall, unless resolved amongst the Parties to the dispute, be referred to and be determined by arbitration in terms of this clause it is specifically agreed that the failure of the committed shareholders to reach agreement on a consensus matter shall not be construed as a dispute which may be determined in terms of this clause.

26.2   Any Party to this agreement may demand that a dispute be determined in terms of this clause by written notice given to the other Parties.

26.3   This clause shall not preclude any Party from obtaining interim relief on an urgent basis from a court of competent jurisdiction pending the decision of the arbitrator.

26.4   The arbitration shall be held -

26.4.1   at Johannesburg;

26.4.2   with only the legal and other representatives of the Parties to the dispute present thereat;

26.4.3   mutatis mutandis in accordance with the provisions of the Supreme Court Act, No. 59 of 1959, the rules made in terms of that act and the practice of the division of the Supreme Court referred to in 26.9:

26.4.4   otherwise in terms of the Arbitration Act, No. 42 of 1965,

it being the intention that the arbitration shall be held and completed as soon as possible.

26.5   The arbitrator shall be, if the matter in dispute is principally -

26.5.1   a legal matter, a practising advocate or attorney of Johannesburg of at least 15 (fifteen) years' standing;

26.5.2   an accounting matter, a practising chartered accountant of Johannesburg of at least 15 *(*fifteen) years' standing;

26.5.3   any other matter, any independent person,

agreed upon between the Parties to the dispute.

26.6   Should the Parties to the dispute fail to agree whether the dispute is principally a legal, accounting or other matter within 7 (seven) days after the arbitration was demanded, the matter shall be deemed to be a legal matter.

26.7   Should the Parties fail to agree on an arbitrator within 14 (fourteen) days after the giving of notice in terms of 26.2, the arbitrator shall be appointed at the request of either Party to the dispute by the President for the time being of the Transvaal Law Society according to the provisions of 26.5.

26.8   The decision of the arbitrator shall be final and binding on the Parties to the dispute and may be made an order of the court referred to in 26.9 at the instance of any of the Parties to the dispute.

26.9   The Parties hereby consent to the jurisdiction of the Supreme Court of South Africa (Witwatersrand Local Division) in respect of the proceedings referred to in 26.3.

26.10   The Parties agree to keep the arbitration including the subject-matter of the arbitration and the evidence heard during the arbitration confidential and not to disclose it to anyone except for purposes of an order to be made in terms of 26.8.

26.11   The provisions of this clause -

26.11.1   constitute an irrevocable consent by the Parties to any proceedings in terms hereof and no Party shall be entitled to withdraw therefrom or claim at any such proceedings that it is not bound by such provisions;

26.11.2   are severable from the rest of this agreement and shall remain in effect despite the termination of or invalidity for any reason of this agreement.

27   **CONFIDENTIALITY**

27.1   The Parties acknowledge that any information supplied in connection with this agreement or in connection with each others technical, industrial or business affairs which has or may in any way whatsoever be transferred or come into the possession or knowledge of any other of them ("the receiving party") may consist of confidential or proprietary data, disclosure of which to or use by this parties might be damaging to the Party concerned.

27.2   The receiving party therefore agrees to hold such material and information in the strictest confidence, to prevent any copying thereof by whatever means and not to make use thereof other than for the purposes of this agreement and to release it only to such properly authorised directors, employees or this parties requiring such information for the purposes of this agreement and agree not to release or disclose it to any other party who has not signed an agreement expressly binding himself not to use or disclose it other than for the purposes of this agreement.

27.3 The undertaking and obligations contained in this clause 27 do not apply to information which -

27.3.1 is publicly available at the date of disclosure or thereafter becomes publicly available from sources other than the Parties;

27.3.2 is already in possession of the receiving party prior to its receipt by or disclosure to such receiving party;

27.3.3 is required by law or any regulatory authority to be disclosed;

27.3.4 after being disclosed to the receiving party is disclosed by any other person to the receiving party otherwise than in breach of any obligation of confidentiality.

27.4 The Parties shall take such precautions as may be necessary to maintain the secrecy and confidentiality of such material and information in respect of its directors, employees, agents, and/or directors' or employees or agents of any assignee, sub-contractor or distributor or and other person to whom any such confidential or proprietary data may have been or will be disclosed.

27.5 Save as may be required by law or any regulatory authority, no announcement or publicity of the existence of this agreement or its content or the transaction embodied in this agreement shall be made or issued by or on behalf of any Party without the prior written agreement of all the Parties.

28 **PERFORMANCE**

The Parties shall do all acts and sign all such documents as may be required from time to time in order to implement and carry out the terms and conditions of this agreement.

29 **NOTICES AND DOMICILIUM**

29.1 The Parties choose as their domicilia citandi et executandi their respective addresses provided for in this clause for all purposes arising out of or in connection with this agreement at which addresses all processes and notices arising out of or in connection with this agreement, its breach or termination may validly be served upon or delivered to the Parties.

29.2   For purposes of this agreement the Parties' respective addresses shall be -

29.2.1   as regards Telkom at 152 Proes Street, Pretoria;

                facsimile number +27-12-326-8280;

29.2.2   as regards Vodafone Group at The Courtyard, 2-4 London Road, Newbury, Berkshire, RG13 1JL, England;

                facsimile number +44-1635-45713;

29.2.3   as regards Vodafone at Max Euwelaan 61, 3062 MA, Rotterdam, Netherlands;

                facsimile number +31-10-212-0875;

29.2.4   as regards Remgro at Coetzier Street, Stellenbosch;

                facsimile number +27-21-886-4383,

29.2.5   as regards the holding company and the network operator at Vodacom House, 47 Wierda Road West, Wierda Valley, Sandton;

                facsimile number +27-11-784-0805;

29.2.6   as regards the service provider at 1st Floor, North Block, Southern Life Gardens, 6 Protea Place, Sandown, Sandton;

                facsimile number +27-11-784-0158,

or at such other address, not being a post office box or poste restante, of which the Party concerned may notify the others in writing.

29.3   Any notice given in terms of this agreement shall be in writing and shall -

29.3.1   if delivered by hand be deemed to have been duly received by the addressee on the date of delivery;

29.3.2   If posted by prepaid registered post be deemed to have been received by the addressee on the 8th (eighth) day following the date of such posting;

29.3.3   If transmitted by facsimile be deemed to have been received by the addressee 1 (one) working day after successful transmission but not if the addressee responded to say within such period that the transmission was illegible.

29.4   Notwithstanding anything to the contrary contained in this agreement, a written notice or communication actually received by one of the Parties from another including by way of facsimile transmission shall be adequate written notice or communication to such Party.

30   WHOLE AGREEMENT

This agreement constitutes the whole agreement between the Parties as to the subject matter hereof and no agreements, representations or warranties between the Parties other than those set out herein are binding on the Parties.

31   VARIATION

No addition to or variation, consensual cancellation or novation of this agreement and no waiver of any right arising from this agreement or its breach or termination shall be of any force or effect unless reduced to writing and signed by all the Parties or their duly authorised representatives.

32   RELAXATION

No latitude, extension of time or other indulgence which may be given or allowed by any Party to any other Party in respect of the performance of any obligation hereunder or the enforcement of any right arising from this agreement and no single or partial exercise of any right by any Party shall under any circumstances be construed to be an implied consent by such Party or operate as a waiver or a novation of, or otherwise affect any of that Party's rights in terms of or arising from this agreement or estop such Party from enforcing, at any time and without notice, strict and punctual compliance with each and every provision or term hereof.

33   NO PARTNERSHIP

The Parties agree that this agreement shall not constitute a partnership between them and no Party shall have power or authority to bind any other Party.

34   PRIOR AGREEMENT

Telkom, Vodafone Group and Remgro agree to the termination of the joint venture agreement entered into by them on 2 April 1993 with effect from the date of signing of this agreement.

35   COSTS AND STAMP DUTY

35.1   Each Party shall pay its own legal costs of negotiating, drafting, preparing and implementing this agreement.

35.2   Each Party shall pay the stamp duty for which it is liable in respect of the transactions described in this agreement.

SIGNED at SANDTON on 29 March 1995.

AS WITNESS :

_____

          For: __TELKOM SA LIMITED__

_B. A. Bets_____

(Name in Block Letters)   Duly authorised

SIGNED at SANDTON on 29 March 1995.

AS WITNESS :

_____

E. J. PEETT
(Name in Block Letters)

For: **VODAFONE GROUP PLC**



.   Duly authorised

SIGNED at SANDTON on 29 March 1995.

AS WITNESS :

_____

J MALHERBE
(Name in Block Letters)

For: **REMBRANDT GROUP LIMITED**

_____

Duly authorised

SIGNED at SANDTON on 29 March 1995.

AS WITNESS :



J. F. CLARKE
(Name in Block Letters)

For: **V O D A C O M   G R O U P (PROPRIETARY) LIMITED**



Duly authorised